Consent of Independent Registered Public Accounting Firm
The Board of Directors
Harte Hanks, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 033-54303, 333-03045, 333-30995, 333-63105, 333-41370, 333-90022, 333-127993, 333-159151, and 333-189162) on Form S-8 of Harte Hanks, Inc. of our report dated March 14, 2016 with respect to the consolidated balance sheets of Harte Hanks, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 10-K of Harte Hanks, Inc.

Our report dated March 14, 2016 on the consolidated financial statements refers to a change in accounting for deferred income taxes.

/s/ KPMG LLP

San Antonio, Texas
March 14, 2016